FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated April 8, 2009 in which Excel Maritime Carriers Ltd. reports its results for the fourth quarter and year ended December 31, 2008.

Exhibit 1

Excel Maritime Reports Results for the Fourth Quarter and Year Ended December 31, 2008

ATHENS, GREECE – April 8, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the fourth quarter and the year ended December 31, 2008.

On April 15, 2008, the Company successfully completed the acquisition of Quintana Maritime Limited, creating a combined company that currently operates a fleet of 47 vessels with a total carrying capacity of approximately 3.9 million DWT and an average age of approximately 8.8 years.

Fourth Quarter 2008 Highlights:

•

The Company reported a net loss for the quarter of $329.2 million or $7.49 per weighted average diluted share as compared to a net income of $34.1 million or $1.71 per weighted average diluted share for the fourth quarter of 2007. The results for the fourth quarter of 2008 include a non-cash adjustment of $40.2 million relating to the unrealized loss from the valuation of interest rate swaps. Also included in the fourth quarter results are adjustments related to the impairment charge recognized in the current period to write-off the goodwill that resulted from Quintana’s acquisition ($335.4 million or $7.63 per weighted average diluted share), the impairment loss recognized on the vessel Swift ($2.4 million or $0.05 per weighted average diluted share), the loss in value of the Company’s investment in Oceanaut Inc. due to the initiation of its liquidation ($11.0 million or $0.25 per weighted average diluted share) and the loss resulting from the cancellation of a vessel purchase ($15.6 million or $0.36 per weighted average diluted share);

•

Net income, excluding all the above items, for the quarter would amount to $75.4 million or $1.71 per weighted average diluted share.

Year Ended December 31, 2008 Highlights:

•

For the year ended December 31, 2008, the Company reported a net loss of $44.7 million or $1.23 per weighted average diluted share as compared to a net income of $84.9 million or $4.25 per weighted average diluted share for the year ended December 31, 2007. The results for the year ended December 31, 2008 include a non-cash adjustment of $25.8 million relating to the unrealized loss from the valuation of interest rate swaps. Also included in the year ended December 31, 2008 results are adjustments related to the impairment charge recognized in the year to write-off the goodwill that resulted from Quintana’s acquisition ($335.4 million or $9.06 per weighted average diluted share), the loss in value of the Company’s investment in Oceanaut Inc. due to the initiation of its liquidation ($11.0 million or $0.30 per weighted average diluted share), the impairment loss recognized on the vessel Swift ($2.4 million or $0.06 per weighted average diluted share) and the loss resulting from the cancellation of a vessel purchase ($15.6 million or $0.42 per weighted average diluted share);

•

Net income, excluding all the above items, for the year would amount to $345.5 million or $9.31 per weighted average diluted share.

Corporate Developments:

Credit Facilities Amendments and Covenant Waivers

On April 1, 2009, the Company announced that it has amended its Nordea Bank Syndicated Facility and the Credit Suisse Bilateral Facility, as well as secured all the appropriate covenant waivers for these credit facilities, which are valid until January 2011. In particular, the amended terms of each of the credit facilities contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a ratio of EBITDA to gross interest of not less than 1.75:1.0 and maintain an aggregate fair market value of vessels serving as collateral for each of the loans at all times of not less than 65% of the outstanding principal amount of the respective loan. Additionally, under the terms of the amended Nordea Bank Syndicated Facility, the Company will also defer principal debt repayments of $150.5 million originally scheduled for 2009 and 2010 to the balloon payment at the end of the facility’s term in 2016. During the waiver and deferral periods, the applicable credit facility margins will increase to 2.5% and 2.25%, for the Syndicated Facility and the Credit Suisse Facility, respectively.

Equity Infusion

As part of the restructuring, entities affiliated with the Panayotides family, the Company’s major shareholders have injected $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility due in 2016. In exchange for their contribution, the entities received an aggregate of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant. The shares, the warrants and the shares issuable on exercise of the warrants will be subject to 12–month lock-ups from March 31, 2009. The Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed, meaning the $45.0 million already received as well as any other equity infusion by the above-mentioned entities during 2009 and 2010.

Dividend Suspension

In February 2009 the Company’s Board of Directors decided to suspend its dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective for the dividend of the fourth quarter of 2008. The decision is aimed at preserving cash and enhancing the Company’s liquidity and was considered to be a precautionary measure in view of the disruptions arising between the Company and some of its charters, as further discussed below.

Investment in Oceanaut Inc.

On April 6, 2009, Oceanaut announced that its shareholders approved its dissolution and liquidation. As a result, the Company will receive liquidating distributions in relation to the shares of common stock included in the 625,000 of the 1,125,000 of the units purchased by the Company in a private placement prior to the closing of Oceanaut’s Initial Public Offering in March 2007. The liquidating distributions will be approximately $5.2 million ($8.26 per share of common stock) and they are expected to be received on or about April 14, 2009.  As of December 31, 2008, the Company has written down approximately $11.0 million of its investment in Oceanaut to reflect the amount recoverable through the liquidation process.

Status of Charters

Further to the charter status update provided by the Company on February 17th, 2009, the Company engaged in active discussions with the two charterers that had unilaterally started paying approximately 50% of the agreed upon hire on three of the Company’s vessels.  The discussions have resulted in the following:

•

The Company has reached an agreement (effective as of January 26th, 2009) with the charterers of the MV “Kirmar”, reducing the daily hire from $105,000 per day gross to $49,000 per day net, while at the same time, extending the duration of the charter by 24 months.  Additionally, the Company, during the full revised charter party period, as part of a profit sharing agreement, is entitled to receive all daily hire proceeds in excess of $59,000 net.  Lastly, the Company has received a sum of $15.0 million, serving as amortizing security for the performance of the amended terms of the charter party.

•

The Company, as of today and after having taken all prudent and necessary actions, has received payment for all outstanding hire, as per the terms of the relevant charter parties, from the charterer of the other two vessels mentioned in the February press release.

The Company continues to actively monitor the status of its counterparties and strives to ensure that all actions taken maximize cash flow security and preservation. Currently, the Company’s time charter coverage approximates 66.2% and 49.8% for the years ending December 31, 2009 and 2010, respectively.

Fleet Developments:

Sale of vessel

Based on a Memorandum of Agreement dated February 20, 2009, the M/V Swift, a Handymax vessel of 37,687 dwt built in 1984 was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel’s value was impaired and written down to her fair value, which approximated her sale proceeds. The vessel was delivered to her new owners on March 16, 2009. Following the sale of the vessel, the Company repaid an amount of $4.6 million of its Nordea Loan.

Acquisition of vessel

On December 26, 2008, Excel Maritime has taken delivery of the newbuild Capesize vessel M/V Sandra from the Imabari Shipyard in Japan. The vessel has a carrying capacity of 180,000 dwt and has been fixed under two time charters through May 2016.

Cancellation of vessel purchase

In December 2008, the Company successfully cancelled its obligation to purchase the 2002 built Supramax vessel M/V “Medi Cebu” with a carrying capacity of 52,464 dwt. Excel had agreed to acquire this vessel for $72.5 million in the event that Oceanaut would not finalize its agreement to purchase this vessel by October 31st, 2008. In connection with this cancellation, the Company has agreed to forfeit to the owners of the Medi Cebu of the deposit of $7.25 million made by the Company in connection with the proposed purchase and to issue 1,100,000 Excel Class A common shares to a company nominated by the sellers. The Company has an exclusive option to purchase the vessel, charter free, for the amount of $25.71 million until December 31, 2009.

Management Commentary:

Lefteris Papatrifon, Chief Financial Officer of Excel, stated, “During the fourth quarter of 2008, we experienced a severe deterioration of market fundamentals mainly caused by an almost unprecedented global economic crisis.  This had a direct effect on our business and profitability but in no means has it affected our long term strategic plans.  Our balanced fleet deployment strategy and quality charters have cushioned the Company from the fluctuations experienced in the daily charter hire rates and have allowed us to continue generating strong cash flows.  The recent restructuring of our loans by our banks together with the equity infusion by our major shareholders is solid proof of confidence for the Company and its long term prospects.  This confidence and support has provided management with the necessary financial and psychological tools to successfully navigate in a potentially difficult market environment.  All of us here at Excel are committed to continue working hard in order to retain our Company as a leader in the dry bulk space and to seek to ensure long term shareholder value creation.”

Fourth Quarter 2008 Results:

The Company reported a net loss for the quarter of $329.2 million or $7.49 per weighted average diluted share as compared to a net income of $34.1 million or $1.71 per weighted average diluted share for the fourth quarter of 2007. The results for the fourth quarter of 2008 include a non-cash adjustment of $40.2 million relating to the unrealized loss from the valuation of interest rate swaps. Also included in the fourth quarter results are adjustments related to the impairment charge recognized in the current period to write-off the goodwill that resulted from Quintana’s acquisition ($335.4 million or $7.63 per weighted average diluted share), the impairment loss recognized on the vessel Swift ($2.4 million or $0.05 per weighted average diluted share), the loss in value of the Company’s investment in Oceanaut Inc. due to the initiation of its liquidation ($11.0 million or $0.25 per weighted average diluted share) and the loss resulting from the cancellation of a vessel purchase ($15.6 million or $0.36 per weighted average diluted share).

Net income, excluding all the above items, for the quarter would amount to $75.4 million or $1.71 per weighted average diluted share. Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana amounting to an income of $68.9 million ($1.6 per weighted average diluted share) and the amortization of stock based compensation expense of $1.9 million ($0.04 per weighted average diluted share).

Revenues for the fourth quarter of 2008 amounted to $189.2 million as compared to $60.9 million for the same period in 2007, an increase of approximately 210.7%. Included in revenues for the fourth quarter of 2008 are $78.8 million of non-cash revenues relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana. There were no such non-cash revenue adjustments recorded in the corresponding period in 2007.

An average of 47.1 vessels were operated during the fourth quarter of 2008 earning a blended average time charter equivalent rate of $23,207 per day, compared to an average of 16.5 vessels operated during the fourth quarter of 2007 earning a blended average time charter equivalent rate of $38,528 per day. Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the fourth quarter of 2008 was $54.7 million compared to $43.4 million for the fourth quarter of 2007, an increase of approximately 26.0%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Twelve Months to December 31, 2008

For the year ended December 31, 2008, the Company reported a net loss of $44.7 million or $1.23 per weighted average diluted share as compared to a net income of $84.9 million or $4.25 per weighted average diluted share for the year ended December 31, 2007. The results for the year ended December 31, 2008 include a non-cash adjustment of $25.8 million relating to the unrealized loss from the valuation of interest rate swaps. Also included in the year ended December 31, 2008 results are adjustments related to the impairment charge recognized in the year to write-off the goodwill that resulted from Quintana’s acquisition ($335.4 million or $9.06 per weighted average diluted share), the loss in value of the Company’s investment in Oceanaut Inc. due to the initiation of its liquidation ($11.0 million or $0.30 per weighted average diluted share), the impairment loss recognized on the vessel Swift ($2.4 million or $0.06 per weighted average diluted share) and the loss resulting from the cancellation of a vessel purchase ($15.6 million or $0.42 per weighted average diluted share).

Net income, excluding all the above items, for the year would amount to $345.5 million or $9.31 per weighted average diluted share. Included in the above adjusted net income are also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana amounting to an income of $205.5 million ($5.55 per weighted average diluted share) and the amortization of stock based compensation expense of $8.6 million ($0.23 per weighted average diluted share).

Revenues for the year ended December 31, 2008 amounted to $696.1 million as compared to $177.5 million for the same period in 2007, an increase of 292.2%. Included in revenues for the same period of 2008 is a non-cash time charter amortization of $234.0 million, relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana. There were no such non-cash revenues recorded in the corresponding period in 2007.

An average of 38.6 vessels were operated during the year ended December 31, 2008 earning a blended average time charter equivalent rate of $31,291 per day, compared to an average of 16.5 vessels operated during the same period of 2007 earning a blended average time charter equivalent rate of $28,942 per day. Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the year ended December 31, 2008 was $308.0 million compared to $119.3 million for the year ended December 31, 2007, an increase of approximately 158.2%. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

Conference Call Details:

Tomorrow April 9, 2009 at 10:00 A.M. EDT, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until April 16, 2009 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow –

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION
FOR THE THREE MONTHS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Fourth	Fourth
	Quarter 2007	Quarter 2008
REVENUES:
Voyage revenues	60,690	110,145
Time charter amortization	-	78,816
Revenue from managing related party vessels	226	192
	60,916	189,153
EXPENSES
Voyage expenses	3,722	10,950
Charter hire expense	-	8,418
Charter hire amortization	-	9,922
Commissions to a related party	755	659
Vessel operating expenses	8,786	21,976
Depreciation	6,996	30,317
Amortization of deferred dry-docking and
Special survey costs	1,299	2,265
General and administrative expenses	3,954	7,762
	25,512	92,269

Vessel impairment loss	-	(2,389)
Goodwill impairment charge	-	(355,404)
Loss from vessel purchase cancellation	-	(15,632)

Operating Income (loss)	35,404	(256,541)

OTHER INCOME (EXPENSES):
Interest and finance costs	(4,079)	(18,716)
Interest income	3,446	400
Interest rate swap losses	(184)	(42,659)
Foreign exchange gains (losses)	(269)	154
Other, net	(121)	(659)
Total other income(expenses),net	(1,207	(61,480)

Net Income (loss), before taxes	34,197	(318,021)

U.S. Source Income Taxes	(127)	(189)

Net Income (loss), after taxes and before minority interest	34,070	(318,210)
Minority interest	-	41
Income (loss) from investment in affiliate	60	(34)
Loss in value of investment in affiliate	-	(10,963)
Net income (loss)	34,130	(329,166)

Earnings (losses) per common share, basic	$1.71	-$7.49
Weighted average number of shares, basic	19,949,644	43,985,293
Earnings (losses) per common share, diluted	$1.71	-$7.49
Weighted average number of shares, diluted	20,003,703	43,985,293

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Year ended	Year ended
	December 31, 2007	December 31, 2008
		(Unaudited)
REVENUES:
Voyage revenues	176,689	461,203
Time charter amortization	-	233,967
Revenue from managing related party vessels	818	890
	177,507	696,060
EXPENSES
Voyage expenses	11,077	28,145
Charter hire expense	-	23,387
Charter hire amortization	-	28,445
Commissions to a related party	2,204	3,620
Vessel operating expenses	33,637	69,684
Depreciation	27,864	98,753
Amortization of deferred dry-docking and special survey costs	3,904	7,447
General and administrative expenses	12,586	32,925
	91,272	292,406

Gain on sale of vessel	6,194	-
Vessel impairment loss	-	(2,389)
Goodwill impairment charge	-	(335,404)
Loss from vessel purchase cancellation	-	(15,632)

Operating Income	92,429	50,229

OTHER INCOME (EXPENSES):
Interest and finance costs	(14,536)	(56,643)
Interest income	7,485	7,053
Interest rate swap losses	(439)	(35,884)
Foreign exchange gains (losses)	(367)	71
Other, net	(66)	1,585
Total other income(expenses),net	(7,923)	(83,818)

Net Income (loss), before taxes	84,506	(33,589)

U.S. Source Income Taxes	(486)	(783)

Net Income (loss), after taxes and before minority interest	84,020	(34,372)
Minority interest	2	140
Income from investment in affiliate	873	487
Loss in value of investment in affiliate	-	(10,963)
Net income (loss)	84,895	(44,708)

Earnings (losses) per common share, basic	$4.26	-$1.23
Weighted average number of shares, basic	19,949,644	37,003,101
Earnings (losses) per common share, diluted	$4.25	-$1.23
Weighted average number of shares, diluted	19,965,676	37,003,101

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars, except for share and per share data)

	2007	2008
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	243,672	109,792
Restricted cash	3,175	53
Accounts receivable trade, net	1,506	10,247
Other current assets	4,381	6,958
Total current Assets	252,734	127,050

FIXED ASSETS:
Vessels acquisition/construction	-	106,898
Vessels' net	527,164	2,786,717
Office furniture and equipment, net	1,466	1,722
Total fixed assets, net	528,630	2,895,337

OTHER NON CURRENT ASSETS:
Investment in affiliate	15,688	5,212
Goodwill	400	-
Deferred assets, net	15,119	16,144
Time charters acquired, net	-	264,263
Restricted cash	11,825	24,947
Total assets	824,396	3,332,953

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	39,179	208,544
Accounts payable	4,306	6,440
Other current liabilities	10,449	47,934
Financial Instruments	2,056	40,119
Total Current Liabilities	55,990	303,037

Long-term debt, net of current portion and net of deferred financing fees	368,585	1,315,898
Time charters acquired, net	-	650,781
Financial Instruments	-	41,020

MINORITY INTEREST	-	14,930

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2007 and 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008	200	461
Additional paid-in capital	193,897	894,333
Accumulated Other Comprehensive Loss	(65)	(74)
Retained earnings	205,978	112,756
	400,010	1,007,476
Less: Treasury stock	(189)	(189)
Total stockholders' equity	399,821	1,007,287

Total Liabilities & Stockholders' Equity	824,396	3,332,953

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(Expressed in thousands of U.S. Dollars)

	2007	2008
		(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	84,895	(44,708)
Adjustments to reconcile net income to net cash provided by operating activities	26,773	303,448
Changes in operating assets and liabilities:
Operating assets	(423)	(2,259)
Operating liabilities	4,322	20,929
Payments for dry docking & special survey	(6,834)	(13,511)
Net Cash provided by Operating Activities	108,733	263,899
Cash Flows from Investing Activities:
Investment in Oceanaut	(11,004)	-
Additions to vessels cost	(126,068)	(342)
Advances for vessels acquisition	-	(84,866)
Additions to Office furniture & equipment	(755)	(401)
Cancellation of vessel acquisition	-	(7,250)
Acquisition of Quintana, net of cash acquired	-	(692,420)
Payment for business acquisition costs	(1,522)	-
Proceeds from sale of vessel to a related party	15,740	-
Net cash used in Investing Activities	(123,609)	(785,279)
Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	-	(10,000)
Proceeds from long term debt	225,600	1,405,642
Repayment of long term debt	(35,876)	(944,945)
Payment of financing costs	(7,577)	(15,290)
Receipt from a related party	2,024	-
Minority interest contributions	(2)	738
Share capital issuance costs	-	(131)
Dividends paid	(11,910)	(48,514)
Net cash provided by Financing Activities	172,259	387,500
Net increase(decrease) in cash & cash equivalents	157,383	(133,880)
Cash & cash equivalents at beginning of year	86,289	243,672
Cash & cash equivalents at end of the year	243,672	109,792

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	For the Quarters ended December 31,		For the years ended December 31,
	2007	2008	2007	2008
Net income (loss)	$34,130	$(329,166)	$84,895	$(44,708)
Interest and finance costs, net (1)	633	20,797	6,767	59,653
Depreciation and amortization	8,295	32,582	31,768	106,200
Vessel impairment loss	-	2,389	-	2,389
Goodwill impairment charge	-	335,404	-	335,404
Loss from vessel purchase cancellation	-	8,382	-	8,382
Loss in value of investment	-	10,963	-	10,963
Unrealized swap losses	184	40,178	723	25,821
Amortization of T/C fair values (2)	-	(68,894)	-	(205,522)
Stock based compensation	42	1,922	826	8,596
Gain on sale of vessel	-	-	(6,194)	-
Taxes	127	189	486	783
Adjusted EBITDA	$43,411	$54,746	$119,271	$307,961

(1) Includes swap interest paid and received
(2) Analysis:
	Quarters ended December 31, 2008	Year ended December 31, 2008
Non-cash amortization of unfavorable time charters in revenue	$(78,816)	$(233,967)
Non-cash amortization of favorable time charters in charter hire expense	9,922	28,445
	$(68,894)	$(205,522)

Reconciliation of Net Income to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	For the Quarters ended December 31,		For the years ended December 31,
	2007	2008	2007	2008
Net income (loss)	$34,130	$(329,166)	$84,895	$(44,708)
Unrealized swap losses	184	40,178	723	25,821
Goodwill impairment charge	-	335,404	-	335,404
Vessel impairment loss	-	2,389	-	2,389
Loss in value of investment	-	10,963	-	10,963
Loss from vessel purchase cancellation	-	15,632	-	15,632
Gain on sale of vessel	-	-	(6,194)	-
Adjusted Net income	$34,314	$75,400	$79,424	$345,501

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	For the Quarters ended December 31,		For the years ended December 31,
	2007	2008	2007	2008
Earnings per Share (Diluted)	$1.71	$(7.49)	$4.25	$(1.23)
Unrealized swap losses	0.01	0.91	0.04	0.70
Goodwill impairment charge	-	7.63	-	9.06
Vessel impairment loss	-	0.05	-	0.06
Loss in value of investment	-	0.25	-	0.30
Loss from vessel purchase cancellation	-	0.36	-	0.42
Gain on sale of vessel	-	-	(0.31)	-
Adjusted Earnings per Share (Diluted)	$1.72	$1.71	$3.98	$9.31

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, impairment losses, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income (loss) adjusted for unrealized gains or losses from our swap transactions, the impairment charge recognized in goodwill resulted from Quintana’s acquisition, the impairment loss recognized on vessel Swift, the loss in value of the Company’s investment in Oceanaut Inc. due to the initiation of its liquidation and the loss on a vessel purchase cancellation. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted). These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance during the fourth quarter and the year ended December 31, 2008 compared to the corresponding period in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

EXCEL MARITIME CARRIERS LTD
Vessel Employment
(In US Dollars per day, unless otherwise stated)
	QUARTER ENDED DECEMBER 31,
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	2007	2008	2007	2008	2007	2008	2007	2008

Ownership days	-	374	920	3,220	590	736	1,510	4,330

Net operating ship days under period charter	-	374	766	2,484	368	98	1,134	2,956

Net operating ship days under spot charter	-	-	147	653	178	637	325	1,290

Net operating ship days	-	374	913	3,137	546	735	1,459	4,246

Utilization	-	100.00%	99.24%	97.42%	92.54%	99.86%	96.62%	98.06%

Time charter equivalent per ship per day-period charter	-	52,023	31,780	26,571	35,311	25,479	32,926	29,754

Time charter equivalent per ship per day - spot charter	-	-	85,394	7,703	35,512	8,724	58,097	8,207

Time Charter equivalent per ship per day	-	52,022	40,412	22,642	35,377	10,959	38,528	23,207

Vessel operating expenses per ship per day	-	(5,423)	(5,828)	(5,067)	(5,818)	(4,937)	(5,825)	(5,075)

Net Operating Cash Flow per ship per day before general and administrative expenses	-	46,599	34,584	17,575	29,559	6,022	32,703	18,132

EXCEL MARITIME CARRIERS LTD
Vessel Employment
(In US Dollars per day, unless otherwise stated)
	YEAR ENDED DECEMBER 31,
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	2007	2008	2007	2008	2007	2008	2007	2008

Ownership days	-	1,046	3,650	10,160	2,357	2,928	6,007	14,134

Net operating ship days under period charter	-	1,016	3,145	8,457	1,055	614	4,200	10,087

Net operating ship days under spot charter	-	30	298	1,451	1,148	2,156	1,446	3,637

Net operating ship days	-	1,046	3,443	9,908	2,203	2,770	5,646	13,724

Utilization	-	100.00%	94.33%	97.52%	93.47%	94.60%	93.99%	97.10%

Time charter equivalent per ship per day-period charter	-	50,863	27,112	26,627	27,064	33,736	27,100	29,501

Time charter equivalent per ship per day - spot charter	-	118,107	63,564	38,798	26,705	33,412	34,293	36,254

Time Charter equivalent per ship per day	-	52,777	30,267	28,410	26,877	33,484	28,942	31,291

Vessel operating expenses per ship per day	-	(5,013)	(5,841)	(4,932)	(5,225)	(4,888)	(5,599)	(4,929)

Net Operating Cash Flow per ship per day before general and administrative expenses	-	47,764	24,426	23,478	21,652	28,596	23,343	26,362

Glossary of Terms

Average number of vessels: This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total ownership days: We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Operating days: These are the ownership days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Operating days under spot / short duration charter: This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization: This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by ownership days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the Quarters ended December 31,		For the years ended December 31,
	2007	2008	2007	2008
Voyage revenues	60,690	110,145	176,689	461,203
Voyage expenses	(4,477)	(11,609)	(13,281)	(31,765)
Time Charter Equivalent	56,213	98,536	163,408	429,438
Total operating days	1,459	4,246	5,646	13,724
Daily Time charter equivalent	$38,528	$23,207	$28,942	$ 31,291

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total ownership days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total ownership days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	Q1’09	Q2’09	Q3’09	Q4’09	Total

Amortization of unfavorable time charters (1)	77.9	114.6	77.6	74.1	344.2
Amortization of favorable time charters (2)	(9.9)	(10.0)	(10.1)	(10.1)	(40.1)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of April 7, 2009:

Name	Type	Dwt	Year Built	TC Expiration Date (max period)
Capesize
Iron Miner	Capesize	177,000	2007	April 2012
Kirmar	Capesize	165,500	2001	June 2013
Iron Beauty	Capesize	165,500	2001	June 2010
Lowlands Beilun	Capesize	170,162	1999	June 2010
Sandra	Capesize	180,000	2008	October 2010 (1)
Total Capesize	5	858,162
Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010
Iron Brooke	Kamsarmax	82,300	2007	December 2010
Iron Lindrew	Kamsarmax	82,300	2007	December 2010
Coal Hunter	Kamsarmax	82,300	2006	December 2010
Pascha	Kamsarmax	82,300	2006	December 2010
Coal Gypsy	Kamsarmax	82,300	2006	December 2010
Iron Anne	Kamsarmax	82,000	2006	December 2010
Iron Vassilis	Kamsarmax	82,000	2006	December 2010
Iron Bill	Kamsarmax	82,000	2006	December 2010
Santa Barbara	Kamsarmax	82,266	2006	December 2010
Ore Hansa	Kamsarmax	82,229	2006	December 2010
Iron Kalypso	Kamsarmax	82,204	2006	December 2010
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010
Iron Bradyn	Kamsarmax	82,769	2005	December 2010
Total Kamsarmax	14	1,151,497
Panamax
Grain Harvester	Panamax	76,411	2004	December 2010
Grain Express	Panamax	76,466	2004	December 2010
Iron Knight	Panamax	76,429	2004	December 2010
Coal Pride	Panamax	72,600	1999	May 2009
Isminaki	Panamax	74,577	1998	April 2009
Angela Star	Panamax	73,798	1998	May 2009
Elinakos	Panamax	73,751	1997	October 2009
Happy Day	Panamax	71,694	1997	August 2009
Iron Man (A)	Panamax	72,861	1997	August 2010
Coal Age (A)	Panamax	72,861	1997	April 2009
Fearless I (A)	Panamax	73,427	1997	October 2009
Barbara (A)	Panamax	73,390	1997	May 2009
Linda Leah (A)	Panamax	73,390	1997	October 2009
King Coal (A)	Panamax	72,873	1997	August 2011
Coal Glory (A)	Panamax	73,670	1995	January 2010
Powerful	Panamax	70,083	1994	July 2009
First Endeavour	Panamax	69,111	1994	October 2009
Rodon	Panamax	73,670	1993	May 2009
Birthday	Panamax	71,504	1993	April 2009
Renuar	Panamax	70,128	1993	April 2009
Fortezza	Panamax	69,634	1993	August 2009
Total Panamax	21	1,532,328

Name	Type	Dwt	Year Built	TC Expiration Date (max period)
Supramax
July M	Supramax	55,567	2005	June 2009
Mairouli	Supramax	53,206	2005	February 2010
Total Supramax	2	108,773
Handymax
Emerald	Handymax	45,588	1998	May 2009
Princess I	Handymax	38,858	1994	August 2009
Marybelle	Handymax	42,552	1987	May 2009
Attractive	Handymax	41,524	1985	May 2009
Lady	Handymax	41,090	1985	July 2009
Total Handymax	5	209,612
GRAND TOTAL	47	3,860,372
Average age			8.8 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Christine (D )	Capesize	180,000	May 2010
Hope (E)	Capesize	181,000	November 2010
Lillie(E)	Capesize	181,000	December 2010
Total fleet to be delivered		542,000

Fleet to be delivered (c)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

(1)The vessel will enter into a time charter through May 2016 upon completion of its current charter.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds a 42.8% interest in the joint venture that will own the vessel.

(E)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 8, 2009

By:

/s/ Eleftherios Papatrifon

Eleftherios Papatrifon

Chief Financial Officer